DAVID E. BRODY
UNSECURED CONVERTIBLE PROMISSORY NOTE

$1,079,044    October 1, 2023
Denver, Colorado

For value received, XTI Aircraft Company, a Delaware corporation (the “Company” or “Maker”), promises to pay to David E. Brody (the “Holder”), the principal sum of One Million Seventy-Nine Thousand Forty-Four and 00/xx US Dollars ($1,079,044). Interest shall accrue from the date of this Note on the unpaid principal amount at a rate equal to 4% per annum, compounded annually; provided that on and after the Maturity Date (as defined below) or an Event of Default (as defined below), interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of this Note at a rate equal to 10% per annum. This Note is convertible into the Company’s Common Stock (“Shares”) at a price of $1.00 per Share (the “Conversion Price”). This Note is subject to the following terms and conditions:

1.Maturity. Unless all or a portion of the unpaid principal amount is converted as provided herein, all principal and any accrued but unpaid interest under this Note shall be due and payable on or before the earlier of: (a) the closing of a “Liquidity Event”, which shall be defined as a merger with a company whose shares are traded on a public stock exchange; and (b) January 31, 2024 (with the applicable date being the “Maturity Date”). Any time prior to the Holder receiving the payment due upon the Maturity Date, the Holder may convert all or any portion of the remaining principal amount (plus accrued interest) of this Note into Shares, as set forth in Section 2, below. Subject to Section 2, below, interest shall accrue on this Note annually and shall be due and payable in full on the Maturity Date. Notwithstanding the foregoing, the entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, shall become immediately due and payable upon the occurrence of any of the following (each, an “Event of Default”): (a) any act of bankruptcy by the Company, (b) the execution by the Company of a general assignment for the benefit of creditors, (c) the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of 60 days or more, or (d) a material breach of this Note.

2.Conversion. At any time after the date of this Note and prior to the Maturity Date, the Holder may, at his sole discretion, provide written notice to the Company (the “Conversion Notice”) stating that the Holder desires to convert all or a portion of the Note into Shares, and specifying the dollar amount of the Note to be so converted. Such conversion shall be deemed to have been made on the date of the Company’s receipt of the Conversion Notice. The number of Shares to be issued upon conversion shall be equivalent to US$1.00 per Share (adjusted for stock splits, stock dividends, reclassifications and the like).

3.Payment; Prepayment. All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited to the accrued interest then due and payable and the remainder shall be applied to principal. The Company may prepay this Note at any time on the following terms by providing the Holder thirty (30) days written notice (the “Prepayment Notice”) that the Company will prepay the Note. Provided, however, the Prepayment Notice and the Company’s right to prepay all or any portion of the Note is subject to the Holder’s right to provide a

Conversion Notice prior to the end of the 30-day period following Holder’s receipt of the Prepayment Notice. Holder may provide the Conversion Notice any time prior to the Holder receiving the payment due pursuant to the Maturity Date. In the event the Holder does not provide a Conversion Notice, the Company shall pay to Holder the remaining unpaid amount of principal and interest the end of the 30-day period following Holder’s receipt of the Prepayment Notice.

4.Prior Notes Superseded. This Note replaces and supersedes in their entirety the following promissory notes between Holder and the Company: (a) Unsecured Convertible Promissory Note, dated August 15, 2015, 2021, in the original face amount of $763,174 (“Convertible”); (b) Promissory Note, dated November 14, 2019, in the original face amount of $50,000 (“Promissory Note”); (c) Revolving Credit Promissory Note, dated January 1, 2021, in the original face amount of $250,000 (“Revolver”); and (d) Unsecured Convertible Promissory Note, dated December 31, 2021 in the face amount of $1,007,323.

5.Invalidity. If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. In such an event, the parties will in good faith attempt to effect the business agreement represented by such invalidated term to the fullest extent permitted by law. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provisions(s), then (i) such provisions(s) shall be excluded from this Note, (ii) the balance of the Note shall be interpreted as if such provision(s) were so excluded, and (iii) the balance of the Note shall be enforceable in accordance with its terms.

6.Transfer; Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Holder. Notwithstanding the foregoing, the Holder may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note (or a reasonable indemnity agreement if the Note is lost, stolen or destroyed) for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new note for the same principal amount and interest will be issued to, and registered in the name of, the transferee. Interest and principal are payable only to the registered holder of this Note. The Company cannot assign this Note or its obligations or rights hereunder without the approval of the Holder.

7.Governing Law. This Note and all acts and transactions pursuant hereto and the rights and obligations of the Company and the Holder shall be governed, construed, and interpreted in accordance with the laws of the state of Colorado, without giving effect to principles of conflicts of law. Any actions to enforce the terms of this Note shall be exclusively brought in either state or federal court in Denver, Colorado, and the Maker and Holder each consent to the jurisdiction of such courts in any such action or proceeding and waive any objection to venue laid therein.

8.Notices. All notices and other communications given or made pursuant to this Note shall be in writing and shall be deemed effectively given upon: (a) personal delivery to the party to be notified, (b) when sent, if received by electronic mail or facsimile during normal business hours of the recipient, and if not received during normal business hours, then on the recipient’s next business day, (c) five (5) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature pages hereto, or as subsequently modified by written notice.

9.Amendments and Waivers. Any term of this Note may be amended only with the written consent of the Company and the Holder.

10.Entire Agreement. This Note and the documents referred to herein constitutes the entire agreement between the Company and the Holder pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the Company and the Holder are expressly canceled.

11.Counterparts. This Note may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will constitute a single agreement.

12.Interest Rate Limitation. Notwithstanding anything to the contrary contained in this Note or the Subscription Agreement (the “Loan Documents”), the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If the Holder receives interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal remaining owed under this Note or, if it exceeds such unpaid principal, refunded to the Company. In determining whether the interest contracted for, charged, or received by the Holder exceeds the Maximum Rate, the Holder may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of this Note.

13.Action to Collect on Note. If (i) (A) the Company breaches this Note or an Event of Default occurs and (B) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note (including settlement) or to enforce the provisions of this Note or (ii) there occurs any bankruptcy, reorganization, receivership of the Company or other similar proceedings affecting rights of the Company creditors and involving a claim under this Note, then the Company shall pay the reasonable costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, reasonable attorneys’ fees and disbursements.

14.Loss of Note. Upon signing this Note, the Company shall promptly mail or deliver to the Holder the copy with the Company’s original signature. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Note and, in the case of loss, theft or destruction, delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this Note, the Company shall execute and deliver, in lieu of this Note, a new Note executed in the same manner as this Note, in the same principal amount as the unpaid principal amount of this Note and dated the date to which interest shall have been paid on this Note or, if no interest shall have yet been so paid, dated the date of this Note.

IN WITNESS WHEREOF, the Company has executed this Unsecured Convertible Promissory Note as of the date first set forth above.

XTI AIRCRAFT COMPANY (MAKER):

By: /s/ Scott Pomeroy
Name: Scott Pomeroy
Title: CFO
Centennial Airport Jet Center
7625 South Peoria St., Suite D11
Englewood, Colorado 80112
Email: [***]

ACCEPTED AND AGREED TO
THIS 1st DAY OF OCTOBER 2023:

HOLDER
/s/ David E. Brody
Name: David E. Brody
[***]